Exhibit 99.7
Scott Wilson Roscoe Postle Associates Inc                                                   Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
                                                                                                                                                                         T (416) 947-0907 F (416) 947-0395
                                                                                                                                                                                             www.scottwilson.com

CONSENT OF QUALIFIED PERSON

FILED BY SEDAR

March 10, 2010

British Columbia Securities Commission (Principal Regulator)
Alberta Securities Commission
Manitoba Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities Prince Edward Island
Securities Commission of Newfoundland and Labrador
Securities Registry Northwest Territories
Department of Community Services - Government of Yukon
Department of Justice - Government of Nunavut

Dear Sirs/Mesdames:

Re:           New Gold Inc.
Press Release dated January 25, 2010 (the “Release”)

This letter is being filed as the consent of Holger Krutzelmann, P.Eng., to the use and public filing of the report entitled “Technical Report on the Mesquite Mine, Brawley, California, USA” dated February 26, 2010 (the “Report”) and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Release or incorporated by reference therein.

I hereby confirm that I have read the Release, including the written disclosure of the Report and of extracts from or a summary of the Report contained in the Release or incorporated by reference therein and that it fairly and accurately represents the information in the Report regarding mineral resources and mineral reserves.

Sincerely,

(Signed) “Holger Krutzelmann”

Holger Krutzelmann, P. Eng.
Scott Wilson Roscoe Postle Associates Inc.